August 4, 2016

BY EDGAR

Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Shutterstock, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 24, 2016
File No. 001-35669

Dear Ms. Collins,

Shutterstock, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 1, 2016, relating to the above-referenced filing.

In response to the Comment Letter, and to facilitate review, we have repeated the text of each of the Staff’s comments below and followed each comment with the Company’s response.

General

1.	In your letter to us dated June 29, 2012, you described your contacts with Sudan and Syria. You state on pages 17-18 that you are subject to risks associated with restrictions on the ability of U.S. companies to do business in foreign countries. As you are aware, Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include information about contacts with Sudan or Syria. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, whether through direct or indirect arrangements, since the referenced letter. You should describe any products or services you have provided or intend to provide into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts with the governments of those countries or entities they control.

The Company is an online marketplace that makes available for download creative content including: (a) digital imagery, which consists of licensed photographs, vectors, illustrations and video clips to customers who purchase a license to use such content and (b) commercial music, which consists of music tracks and sound effects. The Company also offers digital asset management services through WebDAM, its cloud-based digital asset management platform.

The Company is aware that Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. The Company confirms that it does not have any subsidiaries, offices, facilities, employees or other assets in either Sudan or Syria and does not have any agreements, commercial arrangements, or other contacts with the governments of Sudan or Syria or, to the best of its knowledge, other entities such countries control.

Based on a contributor’s residential address provided at the time of registration, or a customer’s billing address provided at the time of payment, the Company believes that a small number of its: (1) contributors from whom it receives content and to whom it pays compensation for any such content that is downloaded by customers and (2) customers that pay fees to the Company to license and download this content, may be in Sudan and Syria. Additional information regarding these contributors and customers is as follows. In each case, the amounts listed below represent less than 1% of the fees earned by all contributors of the Company and less than 1% of the amounts earned from all customers of the Company in the period referenced.

•	For the year ended December 31, 2013, the Company paid approximately 1 unique contributor located in such countries a total of approximately $200 and received a total of approximately $8,500 from approximately 33 unique customers that it believes may be located in such countries.

•	For the year ended December 31, 2014, the Company paid approximately 2 unique contributors located in such countries a total of approximately $200 and received a total of approximately $9,200 from approximately 37 unique customers that it believes may be located in such countries.

•	For the year ended December 31, 2015, the Company paid approximately 2 unique contributors located in such countries a total of approximately $500 and received a total of approximately $4,700 from approximately 36 unique customers that it believes may be located in such countries.

•	For the six months ended June 30, 2016, the Company paid approximately 2 unique contributors located in such countries a total of approximately $900 and received a total of approximately $4,500 from approximately 25 unique customers that it believes may be located in such countries.

The Company takes very seriously its obligation to comply with all applicable laws and regulations and is committed to maintaining strict compliance with applicable export control and economic sanctions laws and regulations and has in place policies and procedures in this regard.

2.	Please discuss for us the materiality of the contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan or Syria.

Quantitative Materiality.

For each of the fiscal years ending December 31, 2013, 2014 and 2015, and the six months ended June 30, 2016, aggregate revenues to the Company from all business activities related to Syria were approximately $5,500, $5,800, $4,000, and $3,600 respectively, representing less than 1%, of the Company’s consolidated revenues for the 2013, 2014, 2015, and the six months ended June 30, 2016, respectively. For each of the fiscal years ending December 31, 2013, 2014 and 2015, and the six months ended June 30, 2016, aggregate revenues to the Company from all business activities related to Sudan were approximately $3,000, $3,400, $700, and $1,000 respectively, representing less than 1% of the Company’s consolidated revenues for the 2013, 2014, 2015, and the six months ended June 30, 2016, respectively. The revenues from business activities related to Syria and Sudan as a percentage of the Company’s total revenues are well below any reasonably accepted threshold of quantitative materiality.

Qualitative Materiality.

The Company is aware that various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. To date, the Company has not received any inquiries, complaints or shareholder proposals from its investors relating to the Company’s limited activities described above that may relate to Sudan and Syria. In addition, the Company has not, to its knowledge, experienced any negative publicity or reputational damage associated with its activities as described in this letter. Finally, the Company does not believe that its limited activities that may relate to Sudan or Syria has had any impact on its share price.

The Company has analyzed its activities involving Sudan and Syria from both a qualitative and quantitative standpoint, and, for the reasons discussed in this letter, the Company does not believe that those activities pose a material risk to its investors from either a quantitative or qualitative standpoint. In addition, the Company does not believe that investors would deem additional information about the Company’s activities relating to Sudan or Syria important in making an investment decision. Accordingly, the Company has not included such information in its periodic filings. The Company will continue to monitor the business, legal and reputational implications of its activities relating to these countries and will include appropriate disclosure in the Company’s filings with the Securities and Exchange Commission if it were to conclude that such activities constitute a material risk for it or its security holders.

Selected Financial Data

Non-GAAP Financial Measures and Key Operating Metrics

Non-GAAP Net Income, page 33

3.	We note that each individual adjustment included in non-GAAP net income is presented net of tax rather than showing the income tax impact as a separate line, and it is unclear how the tax effect was calculated. Therefore, your disclosures may be inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next filing that includes such non-GAAP disclosures.

The Company respectfully acknowledges the Staff’s comment and has revised its presentation of non-GAAP net income to include income tax as a separate adjustment. Please refer to the Company’s Quarterly Report on Form 10-Q and Current Report on Form 8-K, each filed on August 4, 2016.

Form 8-K Filed May 4, 2016

4.	You state that the company considers your non-GAAP measures to be important financial indicators of your operational strength and the performance of your business; however, it is unclear why management believes this information is useful to investors or how they use this information, to the extent material, in managing your business. Please revise your future filings to consider the disclosure requirements of Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure in accordance with the Staff’s comment. Please refer to the Company’s Current Report on Form 8-K, filed on August 4, 2016.

5.	We note the following disclosures, which may not be consistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016:

•	A discussion in the First Quarter 2016 Highlights of adjusted EBITDA and non-GAAP net income per diluted share without a discussion of the most directly comparable GAAP measure preceding such disclosure;

•	A discussion in the First Quarter Results of adjusted EBITDA before the most directly comparable GAAP measure, Net Income; and

•	A discussion of adjusted EBITDA projections without a quantitative reconciliation or a discussion of reliance on the unreasonable efforts exception in Item 10(e)(1)(i)(B) that identifies the information that is unavailable.

Please review this guidance when preparing your next earnings release.

The Company respectfully acknowledges the Staff’s comment and has revised its earnings release to disclose non-GAAP measures consistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please refer to the Company’s Current Report on Form 8-K, filed on August 4, 2016.

6.	We note that you reconcile adjusted EBITDA to net cash provided by operating activities, which suggests that this could be used as a liquidity measure. As such, your disclosure of adjusted EBIDTA per share may be inconsistent with the updated guidance in Question 102.05 of the Compliance and Disclosure Interpretations for non-GAAP Financial Measures issued on May 17, 2016.

The Company respectfully acknowledges the Staff’s comment and has revised its earnings release to remove adjusted EBITDA per share disclosure consistent with Question 102.05 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please refer to the Company’s Current Report on Form 8-K, filed on August 4, 2016.

    The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding the Company’s responses, you may contact me at (646) 766-1855 or Laurie Harrison, Vice President, General Counsel and Secretary, at (646) 495-9352.

Very truly yours,

/s/ Steven Berns

Steven Berns

Chief Financial Officer

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